Exhibit (a)(1)(B)

WNS (HOLDINGS) LIMITED

TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER TO PURCHASE ELIGIBLE RESTRICTED SHARE UNITS, DATED JULY 8, 2024 (AS IT MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME, THE “OFFER TO PURCHASE”).

WNS (Holdings) Limited (the “Company,” “we,” “our” or “us”) is offering Eligible Holders (as defined below) the opportunity to tender their Eligible RSUs (as defined below) for a cash payment of $0.01 per Eligible RSU tendered. We refer to the offer made pursuant to the Offer to Purchase as the “Offer.”

If you would like to participate in the Offer, please indicate your election by making the applicable selections on the Company’s Offer Website at https://winstock.wns.com (the “Offer Website”) by 5:00 p.m., New York (Eastern Daylight) Time, on August 2, 2024 (unless the Offer is extended).

You may withdraw this election via the Company’s Offer Website on or prior to 5:00 p.m., New York (Eastern Daylight) Time, on August 2, 2024 (or a later time and date that we will specify if we extend the Offer period) (the “Expiration Time”).

The securities subject to the Offer are restricted share units, each representing the right to receive one ordinary share, par value 10 pence per share (the “ordinary shares”), of the Company, that:

•

were granted on August 1, 2022 pursuant to our SuperCharge Equity Incentive Program (the “SuperCharge Program”) and memorialized in an Award Agreement, as amended, in the form attached as Exhibit A to the Offer to Purchase, under our Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan (the “2016 Plan”);

•

are outstanding at the time of commencement of the Offer at 9:00 a.m., New York (Eastern Daylight) Time, on July 8, 2024 and at the Expiration Time (each, an “Eligible RSU” and, collectively, the “Eligible RSUs”); and

•	are held by Eligible Holders.

For purposes of the Offer, “Eligible Holders” means those individuals who:

•	are employees of the Company or its subsidiaries as of the time of commencement of the Offer on July 8, 2024;

•	continue to be employees through the Expiration Time; and

•	hold at least one Eligible RSU as of the time of commencement of the Offer.

By electing to tender your Eligible RSUs, you understand and agree to all of the following:

1. I hereby agree to tender all of my Eligible RSUs indicated on my election for a single cash payment (the “Total Payment”) as determined in accordance with the terms of the Offer as set forth in the Offer to Purchase, of which I hereby acknowledge receipt. Each Eligible RSU indicated on my election will be cancelled after the final expiration of the Offer. If I am an Eligible Holder and elect to participate in the Offer, I will receive the Total Payment, subject to tax withholding, promptly after the Expiration Time, which will be on the first administratively practicable payroll date following the Expiration Time, depending on local payroll practices. If I am outside the United States, I understand and agree that the Total Payment payable to me upon my tender and the Company’s acceptance of my Eligible RSUs will be paid in my local currency, based on the U.S. Dollar exchange rate in effect at the Expiration Time (as published by Refinitive Eikon).

2. If I am no longer employed by the Company or its subsidiaries, whether my termination is voluntary, involuntary or for any other reason, as of the completion of the Offer, I will not be able to participate in the Offer or receive the Total Payment. Even if I had elected to participate in the Offer, my tender will automatically be deemed withdrawn and I will not participate in the Offer, and my restricted share units will no longer qualify as Eligible RSUs and their current terms, including those applicable to the termination of my employment, will remain in effect unchanged. As a result, my prior election to tender such restricted share units, if any, would not be effective. Notwithstanding the foregoing, the Company shall have exclusive discretion to determine when my termination of employment has occurred for purposes of determining whether or not I am eligible to participate in the Offer.

3. Until the Expiration Time, I will have the right to withdraw or change the election that I have made with respect to my Eligible RSUs. HOWEVER, AFTER THAT TIME I WILL HAVE NO ABILITY TO CHANGE MY ELECTION. The last properly submitted election received by the Company prior to the Expiration Time shall be binding. Until the Offer period closes at the Expiration Time, I may withdraw my tendered Eligible RSUs at any time.

4. The tender of my Eligible RSUs will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by the Company of my Eligible RSUs pursuant to the Offer will constitute a binding agreement between the Company and me upon the terms and subject to the conditions of the Offer.

5. I am the holder of the Eligible RSUs tendered hereby, and my name and other information appearing on the election are true and correct.

6. It is not mandatory for me to tender my Eligible RSUs pursuant to the Offer.

7. THE COMPANY AND/OR ANY INDEPENDENT FIRMS HIRED WITH RESPECT TO THE OFFER CANNOT GIVE ME LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OFFER AND I HAVE BEEN ADVISED TO CONSULT WITH MY PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

8. Under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer and postpone its acceptance of the Eligible RSUs I have elected to tender. If the Eligible RSUs I tendered are not accepted, such Eligible RSUs will continue to be governed by their existing terms and conditions.

9. I understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the Offer resulting from termination of my employment with the Company or any of its subsidiaries prior to the Expiration Time (for any reason whatsoever and whether or not in breach of local labor laws), and I irrevocably release the Company and its subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, I shall be deemed irrevocably to have waived my entitlement to pursue such claim.

10. Regardless of any action that the Company or its subsidiaries or group companies takes with respect to any or all income tax, social insurance, payroll tax, fringe benefits, payment on account or other tax-related withholding related to the Offer and the Total Payment (“Tax-Related Items”), I understand that the ultimate liability for all Tax-Related Items is and remains my sole responsibility and may exceed the amount actually withheld by the Company or its subsidiaries or group companies, if any. I further acknowledge that the Company and/or its subsidiaries and/or group companies (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspects of the Offer including, but not limited to, the tender of the Eligible RSUs and the receipt of the Total Payment; and (ii) do not commit to and are under no obligation to structure the terms of the Offer to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of the payment of the Total Payment and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that the Company and/or any of its subsidiaries and/or group companies may be required to withhold or account for Tax-Related Items in more than one jurisdiction. In that regard, I authorize the Company and/or any of its subsidiaries and/or group companies to withhold all Tax-Related Items legally payable by me pursuant to Offer.

11. I understand and agree that the Company or its subsidiaries or group companies may collect, store, use, transfer, and process certain personal information about me for the purposes of implementing, administering and managing my participation in the Offer and applicable plan, including my name, home address, telephone number, date of birth, Social Security or other identification number, salary, nationality, job title, any shares of or directorships held in the Company or any of its subsidiaries or group companies, details of all options or any other entitlement to the Company shares awarded, canceled, exercised, vested, unvested or outstanding in my favor

(collectively, “Personal Data”). I understand that and authorize the Company or any of its subsidiaries or group companies to transfer Personal Data to third parties assisting in the implementation, administration and management of the Offer and applicable plan, including to any third party with whom I elect to deposit the Total Payment, but that my Personal Data will not be “sold” or “shared”, as those terms are defined under the California Consumer Privacy Act. I understand that the Company and/or its subsidiaries and/or group companies will retain Personal Data collected in relation to the Offer for as long as necessary to implement, administer and manage my participation in the Offer and the applicable plan, resolve disputes or as otherwise required to comply with applicable law. I understand that I may contact my local human resources representative for additional information on how my Personal Data is processed during my employment with the Company or any of its subsidiaries or group companies.

12. In the event that I have elected not to tender my Eligible RSUs, I hereby agree to be bound by the terms and conditions of the 2016 Plan pursuant to which the Eligible RSUs were granted and the applicable award agreement memorializing my Eligible RSUs, including any grant notice attached thereto or provided therewith. I also agree to accept as binding, conclusive and final, all decisions or interpretations of the plan administrator of the 2016 Plan upon any questions arising under such equity incentive plan or relating to such Eligible RSUs.

I understand that none of the officers or employees of the Company, the Board of Directors of the Company or the Compensation Committee of the Board of Directors of the Company is making any recommendation as to whether I should tender or refrain from tendering my Eligible RSUs, and that I must make my own decision whether to tender my Eligible RSUs, taking into account my own personal circumstances and preferences.

These Terms of Election do not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Purchase; and (2) these Terms of Election.

ELECTION INSTRUCTIONS

FORMING PART OF THE ELECTION TERMS AND CONDITIONS

1.	To participate in the Offer, you must complete and deliver an election.

Participation in the Offer is voluntary. If you are an Eligible Holder, at the commencement of the Offer you will have received an announcement email from our Chief People Officer announcing the Offer. If you do not want to participate, then no action is necessary. If you choose to participate in the Offer, you must do the following before 5:00 p.m., New York (Eastern Daylight) Time, on August 2, 2024 (unless the Offer is extended).

Elections via the Offer Website

1.

To submit an election via the Offer Website, click on the link to the Company’s Offer Website in the announcement email you received from our Chief People Officer announcing the Offer, or go to the Offer Website at https://winstock.wns.com. Log in to the Company’s Offer Website using the login instructions provided to you in the announcement email (or if you previously logged into the Offer Website, your updated login credentials).

2.

After logging in to the Offer Website, review the information and proceed through to the “Election Form” page. You will be provided with personalized information regarding the Eligible RSUs you hold, including:

•	the grant date of the Eligible RSUs;

•	the number of Eligible RSUs that you hold; and

•	the total cash payment that we are offering to pay for your Eligible RSUs tendered in the Offer.

3.

Proceed through the Offer Website by following the instructions provided. Review your election and confirm that you are satisfied with your election. After reviewing, acknowledging and agreeing to the terms and conditions stated on the Offer Website and in the Offer documents, submit your election. If you do not acknowledge and agree to the terms and conditions, you will not be permitted to submit your acceptance.

4.

On the “Election Form” page, make your selection next to your Eligible RSUs to indicate whether you choose to participate in the Offer by selecting “ I Accept” or choose not to participate in the Offer by selecting “I Do Not Accept.”

5.

Upon submitting your election, a confirmation statement will be generated by the Offer Website. Please take a screen shot of the confirmation statement for your records. At this point, you will have completed the election process via the Offer Website.

We must receive your properly completed and submitted election by the Expiration Time of the Offer, currently expected to be 5:00 p.m., New York (Eastern Daylight) Time, on August 2, 2024. If you are unable to submit your election via the Offer Website as a result of technical failures of the Offer Website such as the Offer Website being unavailable or the Offer Website not enabling you to submit your election, please email at SuperChargeTenderOffer@wns.com.

No partial tenders of Eligible RSUs will be permitted. If you are eligible to participate in the Offer, the Offer Website will list all of your Eligible RSUs.

We may extend the Offer. If we extend the offering period, we will issue an email or other communication disclosing the extension no later than 9:00 a.m., New York (Eastern Daylight) Time, on August 5, 2024 (the U.S. business day following the previously scheduled or announced Expiration Time). We reserve the right to reject any Eligible RSUs tendered that we determine are not in the appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of the Offer, we expect to accept all properly tendered Eligible RSUs and not validly withdrawn.

You may change your mind after you have submitted an election and withdraw from the Offer at any time on or before the Expiration Time, as described below. You may change your mind as many times as you wish, but you will be bound by the properly submitted election we receive last on or before the Expiration Time. Any prior election will be disregarded. If you wish to withdraw all of the Eligible RSUs you elected to tender, you may do so at any time on or before the Expiration Time by following the procedures described below.

Your properly completed and submitted election is at your risk. If you submit your election via the Offer Website, a confirmation statement will be generated by the Offer Website at the time that you complete and submit your election. You should take a screenshot of the confirmation statement for your records. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election. If you do not receive a confirmation, we recommend that you confirm that we have received your election by emailing at SuperChargeTenderOffer@wns.com. Only responses that are properly completed and actually received by us by the deadline through the Offer Website at https://winstock.wns.com will be accepted. Responses submitted by any other means, including hand delivery, interoffice, email, U.S. mail (or other post) and FedEx (or similar delivery service), are not permitted and will not be accepted by us.

Our receipt of your election is not by itself an acceptance of your Eligible RSUs for tender. For purposes of the Offer, we will be deemed to have accepted Eligible RSUs tendered that are validly tendered and are not properly withdrawn by the Expiration Time. We may issue this notice of acceptance by press release, email or other form of communication. Eligible RSUs accepted will be cancelled after the final expiration of the Offer.

The Company will not accept any alternative, conditional or contingent tenders. Any confirmation of receipt provided to you merely will be a notification that we have received your election form and does not mean that your Eligible RSUs have been cancelled.

2.	To change or withdraw prior elections of your Eligible RSUs, you must, prior to the Expiration Time, access the Offer Website and change your election in the electronic election form.

You may change an election you previously made with respect to your Eligible RSUs, including an election to withdraw your Eligible RSUs from the Offer, only in accordance with the provisions of Section I, Question 26 of the Offer to Purchase. You may change your mind after you have submitted an election and withdraw all of your elected Eligible RSUs from the Offer at any time before the Expiration Time of the Offer, currently expected to be 5:00 p.m., New York (Eastern Daylight) Time, on August 2, 2024. If we extend the Expiration Time, you may change or withdraw your election of tendered Eligible RSUs at any time until the extended Offer expires.

To change an election you previously made with respect to all of your Eligible RSUs, kindly select “ I Accept” for tendering the Eligible RSUs or select “I Do Not Accept” for withdrawing the tendered Eligible RSUs on or before the Expiration Time, currently expected to be 5:00 p.m., New York (Eastern Daylight) Time, on August 2, 2024.

Election Changes and Withdrawals via the Offer Website

1.	Log in to the Offer Website at https://winstock.wns.com.

2.	After logging in to the Offer Website, review the information where you will find personalized information regarding the Eligible RSUs you hold, including:

•	the grant date of the Eligible RSUs;

•	the number of Eligible RSUs that you hold; and

•	the cash payment that we are offering to pay for your Eligible RSUs tendered in the Offer and the Total Payment.

3.

On the “Election Form” page, change your selection next to your Eligible RSUs to indicate whether you choose to participate in the Offer by selecting “I Accept” or choose not to accept the Offer by selecting “I Do Not Accept.”

4.

Proceed through the Offer Website by following the instructions provided. Review your election and confirm that you are satisfied with your election. After reviewing, acknowledging and agreeing to the terms and conditions stated on the Offer Website and in the Offer documents, submit your election. If you do not acknowledge and agree to the terms and conditions, you will not be permitted to submit your acceptance.

5.

Upon submitting your election, a confirmation statement will be generated by the Offer Website. Please take a screenshot of the confirmation statement for your records. At this point, you will have completed the process.

You may change your mind as many times as you wish, but you will be bound by the properly submitted election we receive last on or before the Expiration Time of the Offer, currently expected to be 5:00 p.m., New York (Eastern Daylight) Time, on August 2, 2024. If you are unable to submit your election via the Offer Website as a result of technical failures of the Offer Website such as the Offer Website being unavailable or the Offer Website not enabling you to submit your election, please email SuperChargeTenderOffer@wns.com.

If you change your election to withdraw all of your Eligible RSUs, you may elect later to tender the withdrawn Eligible RSUs again at any time on or before the Expiration Time. All Eligible RSUs that you withdraw will be deemed not properly tendered for purposes of the Offer, unless you subsequently properly elect to tender such Eligible RSUs on or before the Expiration Time. Each time you make an election on the Offer Website, please note the election is the same with respect to all of your Eligible RSUs.

3.	No Partial Tenders.

You can only choose to tender in the Offer all of your Eligible RSUs or none of your Eligible RSUs.

However, if any of your Eligible RSUs are subject to a domestic relations order (or comparable legal document as the result of a pending divorce proceeding or the end of a marriage), you are responsible for ensuring that any election complies with the terms of such order or other document. Depending on your circumstances, you may need to consult with your current or former spouse prior to making an election. We are not accepting partial tenders of Eligible RSUs, so you may not be able to accept the Offer with respect to a portion of Eligible RSUs that is beneficially owned by you while rejecting it with respect to the portion beneficially owned by someone else. We will not accept elections to participate or withdrawals from anyone other than the Eligible Holder to whom the Eligible RSUs were issued. As you are the legal owner of the Eligible RSUs, we will respect an election properly made by you, but will not be responsible to you or the beneficial owner of the Eligible RSUs for any errors made by you with respect to such grant of Eligible RSUs.

4.	Signatures on elections.

Logging in to the Offer Website and completing and submitting your election via the Offer Website is the equivalent of signing your name on a paper election form and has the same legal effect as your written signature.

5.	Other information on elections.

When submitting the election via the Offer Website, please confirm that your name, email address, and other information are correct.

6.	Requests for assistance.

Any questions or queries relating to the Offer, any Offer documents or the election process can be directed to SuperChargeTenderOffer@wns.com.

7.	Irregularities.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any election, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any Eligible RSUs. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any election of any option tendered that we determine is not in an appropriate form or that we determine is unlawful to accept. We will accept all properly tendered Eligible RSUs that are not validly withdrawn, subject to the terms of the Offer.

We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular Eligible RSUs or for any particular Eligible Holder, provided that if we grant any such waiver, it will be granted with respect to all Eligible Holders and tendered Eligible RSUs in a uniform and nondiscriminatory manner. No tender of Eligible RSUs will be deemed to have been properly made until all defects or irregularities have been cured by the tendering Eligible Holder of the Eligible RSUs or waived by us.

Important: Elections must be received via the Offer Website at https://winstock.wns.com on or before 5:00 p.m., New York (Eastern Daylight) Time, on August 2, 2024 (unless the Offer is extended).

8.	Additional documents to read.

You should be sure to read the Offer to Purchase, all documents referenced therein, this Election Terms and Conditions and its associated instructions, and the announcement email you received announcing the Offer, before deciding to participate in the Offer.

9.	Important tax information.

Please refer to Section III.8 of the Offer to Purchase for a discussion of the material tax consequences. We also recommend that you consult with your personal advisers before deciding whether or not to participate in the Offer. You should consult with your own tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in the Offer.